UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

SPECIALIZED DISCLOSURE REPORT

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Standard BioTools Inc.

(Exact name of the registrant as specified in its charter)

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Delaware	001-34180	77-0513190
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
2 Tower Place, Suite 2000, South San Francisco, California		94080
(Address of principal executive offices)		(Zip Code)

Agnieszka Gallagher

Senior Vice President, Chief Legal Officer, and Secretary
(650) 266-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of Standard BioTools Inc. (the “Company”) is being filed in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2022 to December 31, 2022. The Company is also filing a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto. A copy of this Form SD and the Conflict Minerals Report are publicly available at https://investors.standardbio.com/sec-filings.

Information contained on, or that can be accessed through, the Company’s website, does not constitute part of, and is not incorporated by reference into, this Form SD and inclusion of the Company’s website address in this Form SD is an inactive textual reference only.

Item 1.02  Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company is filing its Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits

Item 3.01  Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Standard BioTools Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STANDARD BIOTOOLS INC.

(Registrant)

By:	/s/ Agnieszka Gallagher	May 26, 2023
	Agnieszka Gallagher	(Date)
Senior Vice President, Chief Legal Officer, and Secretary